UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Xenia Hotels & Resorts, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

984017 103

(CUSIP Number of Class of Securities)

Marcel Verbaas

President and Chief Executive Officer

Xenia Hotels & Resorts, Inc.

200 S. Orange Avenue, Suite 1200

Orlando, Florida 32801

Telephone: (407) 317-6950

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Cathy A. Birkeland

Timothy P. FitzSimons

Laura P. Bauer

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	N/A
Form or Registration No:	N/A	Date Filed	N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for outstanding shares of Xenia Hotels & Resorts, Inc. (the “Company”) common stock, par value $0.01 per share (the “Common Stock”). Attached as Exhibit 99.1 to this communication is the Preliminary Information Statement of Xenia Hotels & Resorts, Inc., subject to completion, dated January 9, 2015 (the “Preliminary Information Statement”), attached as Exhibit 99.1 to Amendment No. 3 to the Company’s Registration Statement on Form 10, filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2015.

As set forth in the Preliminary Information Statement, in conjunction with the expected listing of the Common Stock on the New York Stock Exchange, and in connection with the distribution by Inland American Real Estate Trust, Inc. (“Inland American”) of 95% of the Common Stock owned by it to the holders of Inland American common stock on the record date, the Company expects to commence a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to $125 million in value of its shares of Common Stock. If the Tender Offer is commenced, the Company expects to allow stockholders to tender all or a portion of their shares of Common Stock, but if the Tender Offer is oversubscribed, shares of Common Stock would be accepted on a pro rata basis. The Company anticipates funding the Tender Offer and all related fees and expenses with cash from the Capital Contribution (as defined in the Preliminary Information Statement) and cash on the Company’s balance sheet. If the Company commences the Tender Offer, the full details will be included in an offer to purchase, letter of transmittal and related materials which will become available to all stockholders promptly following commencement of the Tender Offer and filed with the SEC in accordance with applicable securities laws. Until such time as the Company commences the Tender Offer, there can be no assurances that the Company will in fact commence the Tender Offer or any other tender offer for the Company’s shares of Common Stock.

Important Information

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Tender Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its stockholders and file with the SEC. The full details of the Tender Offer, including complete instructions on how to tender shares of Common Stock, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will distribute to stockholders and file with the SEC upon commencement of the Tender Offer. Stockholders are urged to read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the Tender Offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the Company files with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the Tender Offer, who will be identified in the materials filed with the SEC at the commencement of the Tender Offer.

Item 12.

Exhibit No.	Description

99.1	Preliminary Information Statement of Xenia Hotels & Resorts, Inc., subject to completion, dated January 9, 2015 (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to the Company’s Registration Statement on Form 10 (File No. 001-36594), filed with the Securities and Exchange Commission on January 9, 2015).

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Preliminary Information Statement of Xenia Hotels & Resorts, Inc., subject to completion, dated January 9, 2015 (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to the Company’s Registration Statement on Form 10 (File No. 001-36594), filed with the Securities and Exchange Commission on January 9, 2015).